Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 0-19032

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2015

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-19032	77-0051991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Technology Drive

San Jose, CA 95110

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (408) 441-0311

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

The Merger

On September 19, 2015, Atmel Corporation, a Delaware corporation (“Atmel”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dialog Semiconductor plc, a corporation organized under the laws of England and Wales (“Dialog”), and Avengers Acquisition Corporation, a Delaware corporation and a wholly-owned direct subsidiary of Dialog (“Merger Sub”).

Under the terms of the Merger Agreement, the acquisition of Atmel will be accomplished through a merger of Merger Sub with and into Atmel (the “Merger”), with Atmel being the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each share of Atmel’s common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding immediately prior to the Merger (other than dissenting shares and shares held by Dialog, Merger Sub, Atmel or any of their respective subsidiaries) will be converted into the right to receive (A) 0.112 American Depositary Shares of Dialog (the “ADSs”), with each whole ADS representing one ordinary share of Dialog (each, a “Dialog Share”), (B) $4.65 in cash, without interest, and (C) cash in lieu of fractional ADSs as contemplated in the Merger Agreement (the “Merger Consideration”). The number of ADSs to be received by Atmel’s stockholders is fixed and will not change and, as a result, the value of the Merger Consideration to be received by Atmel’s stockholders in respect of Common Stock may vary with the trading price of Dialog Shares. The Merger is expected to be fully taxable to the stockholders of Atmel for U.S. federal income tax purposes.

Treatment of Compensatory Equity Awards

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to acquire shares of Common Stock will, contingent upon the occurrence of the Effective Time, accelerate and become vested in full and, to the extent not exercised prior to the Effective Time, will be automatically “net exercised” immediately prior to the Effective Time, with the exercise price and applicable withholding taxes paid by withholding of shares of Common Stock otherwise issuable to the option holder upon the exercise of the option. Each outstanding restricted stock unit, deferred stock unit, performance-based restricted stock unit or similar right (each such unit or right, an “Atmel Unit”) that is vested but not yet issued, will be converted into the right to receive the Merger Consideration. In addition, each Atmel Unit that is unvested and held by an employee or other service provider of Atmel who will continue to be employed by or provide services to, Dialog or the Surviving Corporation will be converted into equivalent awards in respect of Dialog Shares using a customary exchange ratio. For the performance-based Atmel Units granted with a performance period that was intended to end December 31, 2015 (the “2015 PRSUs”), Atmel’s board of directors determined that 57.0% of the target awards should vest contingent upon, and immediately prior to, the occurrence of the Effective Time, with the remaining 2015 PRSUs being converted into time-based awards that vest through November 15, 2017. In addition, in connection with the Merger, Atmel’s board of directors determined that the Atmel Units granted in August 2015, for which performance criteria had not been established prior to the date of the Merger Agreement, will be converted, contingent upon the occurrence of the Effective Time, into time-based awards vesting through November 15, 2018.

If Dialog determines that the assumption and conversion of an Atmel Unit would violate, in respect of the holder thereof, the applicable laws of a non-U.S. jurisdiction set forth in the Merger Agreement, Dialog may treat such Atmel Unit in a different manner so long as the holder of such Atmel Unit receives the full value of the Merger Consideration (less applicable withholdings) in cash not later than the vesting date originally applicable to such Atmel Unit.

Atmel has entered into indemnity agreements with each of its Section 16 officers pursuant to which Atmel will indemnify them for excise and related taxes they could incur with respect to their specified stock compensation if Section 4985 of the Internal Revenue Code of 1986, as amended (the “Code”), applies to the Merger. The Merger is not expected, nor intended, to be subject to Section 4985 of the Code, and no payment will be made if that Section does not apply to the Merger or if the Merger is not completed. The amount of the excise tax that could be payable by each affected officer would depend, among other things, on the fair market value of the Dialog Shares at the Effective Time.

Closing Conditions

Each of Dialog’s and Atmel’s obligation to consummate the Merger is subject to a number of conditions specified in the Merger Agreement, including the following: (i) adoption of the Merger Agreement by Atmel’s stockholders, (ii) approval by Dialog’s shareholders of the granting of authority to Dialog’s board of directors to issue and allot the Dialog Shares underlying the ADSs and the amendment of Dialog’s Articles of Association (the “Articles”) required in order to permit the issuance of the American depositary receipts (“ADRs”) evidencing ADSs and ADSs in the manner contemplated by the Merger Agreement; (iii) approval for listing on either The NASDAQ Stock Market or the New York Stock Exchange of the ADSs to be issued in the Merger, and written confirmation from the Frankfurt Stock Exchange that it will admit the Dialog Shares underlying the ADSs to trading on the FSE immediately upon issuance of the Dialog Shares; (iv) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and receipt of customary antitrust clearances in certain other jurisdictions; (v) approval of the Merger by the Committee on Foreign Investment in the United States; (vi) absence of laws, orders, judgments and injunctions that enjoin or otherwise prohibit consummation of the Merger or any proceedings instituted by a governmental entity with competent jurisdiction seeking any of the foregoing; (vii) effectiveness under the Securities Act of 1933 of the Form F-4 registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Dialog and the Form F-6 registration statement to be filed with the SEC by the depositary bank and effectiveness under the Exchange Act of 1934 of the Form 8-A registration statement to be filed by Dialog; (viii) subject to certain materiality related standards contained in the Merger Agreement, the accuracy of representations and warranties of Atmel and Dialog and material compliance by Atmel and Dialog with their respective covenants contained in the Merger Agreement and (ix) the absence of a material adverse effect with respect to the other party. The consummation of the Merger is not subject to a financing condition.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants by the parties. Atmel and Dialog have each agreed not to (i) solicit any offers or proposals for alternative acquisition transactions, (ii) engage in discussions or participate in negotiations regarding, or provide any nonpublic information regarding Atmel or Dialog, respectively, to any person that has made, a proposal that is or would reasonably be expected to lead to an alternative acquisition proposal, (iii) enter into an agreement relating to an alternative acquisition transaction, or (iv) approve or recommend, or submit to their respective stockholders and shareholders, any alternative acquisition transaction. Notwithstanding the foregoing, if Atmel’s board of directors determines that a proposal not resulting from a breach of the non solicitation-related prohibitions contained in the Merger Agreement constitutes, or would reasonably be expected to result in, a “Company Superior Proposal” (as defined in the Merger Agreement) and the failure to participate in negotiations with, or furnish information to, the person making the proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties, Atmel will be entitled to furnish the person making such proposal with non-public information and negotiate with such person. The Merger Agreement does not prevent Dialog from taking any action which the UK Takeover Panel determines is inconsistent with or in breach of Dialog’s obligations under the UK City Code on Takeovers and Mergers or which would prevent Dialog from complying with its obligations under such code.

The Merger Agreement also requires each of Dialog and Atmel to call and hold stockholder meetings and requires, in the case of Atmel, for its board of directors to recommend approval and adoption by Atmel’s stockholders of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and, in the case of Dialog, for its board of directors to recommend that Dialog’s shareholders approve the transactions contemplated by the Merger Agreement, including the issuance and allotment of Dialog Shares and the amendment of Dialog’s Articles required in order to permit the issuance of the ADRs and ADSs in the manner contemplated by the Merger Agreement. Atmel’s board of directors is permitted to change its recommendation in response to a “Company Intervening Event” (as defined in the Merger Agreement) and Dialog’s board of directors is permitted to change its recommendation if failing to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties. Atmel’s board of directors is also permitted to change its recommendation if it determines that a competing proposal constitutes a Company Superior Proposal.

Each of the parties has agreed, subject to the terms and conditions of the Merger Agreement, to use its reasonable best efforts to satisfy the conditions to the Merger. Dialog has also agreed to use its reasonable best efforts to arrange or obtain the proceeds of the debt financing to be used in connection with the Merger at or prior to the closing of the Merger.

The Merger Agreement also provides that Atmel may not pay dividends to its stockholders, other than the dividend declared by Atmel’s board of directors on July 7, 2015 and scheduled to be paid by Atmel on September 24, 2015 in the amount of $0.04 per share of Common Stock.

Termination and Termination Fees

The Merger Agreement contains several termination rights, including, among others, (i) the right of either Dialog or Atmel to terminate the Merger Agreement if Atmel’s stockholders fail to adopt the Merger Agreement or if Dialog’s shareholders fail to approve the issuance and allotment of Dialog Shares and the amendment of Dialog’s Articles required in order to permit the issuance of the ADRs and ADSs in the manner contemplated by the Merger Agreement, (ii) the right of either party to terminate the Merger Agreement if the board of directors of the other party changes its recommendation, (iii) the right of Atmel to terminate the Merger Agreement to accept a Company Superior Proposal, (iv) the right of Atmel to terminate the Merger Agreement if Dialog has not concluded its shareholders meeting or its shareholders have not voted to provide the necessary approvals by the 75th day following the date of the Merger Agreement, (v) the right of Atmel to terminate the Merger Agreement if Dialog has not initially filed the Form F-4 by the date that is the 90th day following the date of the Merger Agreement, (vi) the right of either Dialog or Atmel to terminate the Merger Agreement if the Merger has not occurred by June 30, 2016 (the “Outside Date”, which date the Merger Agreement provides may be extended by written agreement of Dialog and Atmel), (vii) the right of either party to terminate the Merger Agreement if the other party has willfully or intentionally violated its respective non-solicitation covenants in any material respect, and (viii) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants, subject to certain conditions.

The Merger Agreement provides for Dialog to pay a termination fee of $41.1 million if the Merger Agreement is terminated (i) by Atmel, as a result of Dialog not having concluded its shareholders meeting or its shareholders not having voted to provide the necessary approvals by the 75th day following the date of the Merger Agreement, (ii) by Atmel, as a result of Dialog’s board of directors changing its recommendation that Dialog’s shareholders approve the transactions contemplated by the Merger Agreement, including the issue and allotment of Dialog Shares and the amendment of Dialog’s Articles required in order to permit the issuance of the ADRs and ADSs in the manner contemplated by the Merger Agreement, (iii) as a result of (A) the Merger not being consummated by the Outside Date, Dialog having concluded its shareholders meeting and the shareholders, after voting, not having provided the necessary approvals, or Dialog having intentionally breached any representation, warranty or covenant in the Merger Agreement, (B) a competing proposal being publicly announced and not withdrawn prior to the termination of the Merger Agreement and (C) within twelve months of the termination of the Merger Agreement, Dialog consummating a competing proposal or entering into a definitive agreement for a competing proposal and such competing proposal having been consummated (whether or not during the twelve month period), or (iv) by Atmel, if Dialog willfully or intentionally breaches in any material respect any of its covenants relating to the non solicitation provisions of the Merger Agreement.

The Merger Agreement provides for Atmel to pay a termination fee of $137.3 million if the Merger Agreement is terminated (i) by Atmel, in order for Atmel to concurrently enter into an alternative acquisition agreement for a Company Superior Proposal, (ii) by Dialog, as a result of Atmel’s board of directors changing its recommendation that Atmel’s stockholders approve and adopt the Merger Agreement, (iii) as a result of (A) the Merger not being consummated by the Outside Date, Atmel having concluded its stockholders meeting and the stockholders, after voting, not having provided the necessary approvals, or Atmel having intentionally breached any representation, warranty or covenant in the Merger Agreement, (B) a competing proposal being publicly announced and not withdrawn prior to the termination of the Merger Agreement and (C) within twelve months of the termination of the Merger Agreement, Atmel consummating a competing proposal or entering into a definitive agreement for a competing proposal and such competing proposal having been subsequently consummated (whether or not during the twelve month period), or (iv) by Dialog, if Atmel willfully or intentionally breaches in any material respect any of its covenants relating to the non solicitation provisions of the Merger Agreement.

If the Merger Agreement is terminated as a result of Atmel stockholder approval not being obtained, the Merger Agreement provides for Atmel to reimburse Dialog for up to $41.1 million in expenses incurred by Dialog in connection with the Merger. If the Merger Agreement is terminated as a result of the Dialog shareholder approval not being obtained or the failure of Dialog to initially file the Form F-4 by the 75th day following the date of the Merger Agreement, the Merger Agreement provides for Dialog to reimburse Atmel for up to $41.1 million in expenses incurred by Atmel in connection with the Merger.

Governance

Dialog has agreed that it will appoint two directors of Atmel that are reasonably acceptable to Dialog to the board of directors of Dialog immediately after the closing of the Merger.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. A copy of the Merger Agreement has been included to provide Atmel’s stockholders with information regarding its terms and is not intended to provide any factual information about Atmel or Dialog. The representations and warranties of Atmel contained in the Merger Agreement have been made solely for the benefit of Dialog and Merger Sub. In addition, such representations and warranties (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by certain disclosures made to Dialog and Merger Sub not reflected in the text of the Merger Agreement, (3) may be subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or other specific dates and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger and not to provide investors with any other factual information regarding Atmel or its business. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Atmel or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Atmel’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Atmel that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other reports and documents that Atmel files with the SEC.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth in Item 1.01 under the heading “Treatment of Compensatory Equity Awards” is incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On September 19, 2015, and effective on such date, Atmel’s board of directors amended Atmel’s Amended and Restated Bylaws (the “Bylaws”) by renumbering the existing ARTICLE X as ARTICLE XI and adding a new ARTICLE X providing that, unless Atmel consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for any action by a stockholder (in their capacity as such) that is (i) a derivative action or proceeding brought on behalf of Atmel, (ii) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Atmel to Atmel or Atmel’s stockholders, (iii) asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, Atmel’s certificate of incorporation or the Bylaws (in each case, as amended from time to time), or (iv) asserting a claim governed by the internal affairs doctrine. If a stockholder files an action the subject matter of which is within the scope of the new ARTICLE X in a court other than a court located within the State of Delaware (a “Foreign Action”), such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the new ARTICLE X and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder (the “Amendment”).

The foregoing description is qualified in its entirety by reference to the text of the Amendment, which is included as Exhibit 3.1 and incorporated herein by reference.

Item 8.01	Other Events.

On September 20, 2015, Atmel issued a press release relating to the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On September 20, 2015, Steven Laub, the President and Chief Executive Officer of Atmel, sent a communication to employees of Atmel concerning the announcement of the Merger. A copy of the communication is attached hereto as Exhibit 99.2.

On September 20, 2015, Atmel sent a communication to customers and suppliers of Atmel concerning the announcement of the Merger. A copy of each communication is attached hereto as Exhibit 99.3 and Exhibit 99.4.

On September 20, 2015, Atmel published a presentation concerning the Merger. A copy of the presentation is attached hereto as Exhibit 99.5.

Additional Information

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC).It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed Merger or otherwise. Any acceptance or response to the proposed Merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed Merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”), or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication may be deemed to be solicitation material in respect of the proposed Merger involving Dialog and Atmel. In connection with the proposed Merger, Dialog will file with the SEC a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed Merger and a proxy statement of Atmel in connection with the proposed Merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed Merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed Merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed Merger once it has been dispatched. The proposals for the proposed Merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed Merger will be implemented, including details of how to vote with respect to the implementation of the proposed Merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of Dialog Shares to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed Merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed Merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed Merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed Merger and may have direct or indirect interests in the proposed Merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed Merger.

Cautionary Statements Related to Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to (i) the benefits of the Merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed Merger, the expected impact of the proposed Merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; and (vi) the anticipated timing of shareholder meetings and completion of the proposed Merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed Merger, including the approval of antitrust authorities necessary to complete the Merger, or to satisfy other conditions to the proposed Merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed Merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed Merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed Merger and other acquisitions, restructuring activities, including in connection with the proposed Merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the Merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of September 19, 2015, by and among Atmel, Dialog and Merger Sub.

3.1	Amendment to Amended and Restated Bylaws, dated as of September 19, 2015.

99.1	Press Release, dated September 20, 2015.

99.2	Employee Communication, dated September 20, 2015.

99.3	Customer Communication, dated September 20, 2015.

99.4	Supplier Communication, dated September 20, 2015.

99.5	Atmel Presentation, dated September 20, 2015.

*	Atmel Corporation has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. Atmel Corporation will furnish a copy of such omitted document to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 21, 2015	ATMEL CORPORATION

	By:	/s/ Scott Wornow
Scott Wornow
Senior Vice President and Chief Legal Officer

Exhibit Index

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of September 19, 2015, by and among Atmel, Dialog and Merger Sub.

3.1	Amendment to Amended and Restated Bylaws, dated as of September 19, 2015.

99.1	Press Release, dated September 20, 2015.

99.2	Employee Communication, dated September 20, 2015.

99.3	Customer Communication, dated September 20, 2015.

99.4	Supplier Communication, dated September 20, 2015.

99.5	Atmel Presentation, dated September 20, 2015.

*	Atmel Corporation has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. Atmel Corporation will furnish a copy of such omitted document to the SEC upon request.